Wolters Kluwer
Health

07020535

File No. 82-2683

RECEIVED
2007 JAN 24 A 11: 56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Contact: Wolters Kluwer Health Contacts:

Linda Peitzman
Chief Medical Officer
+1 612-313-1500
linda.peitzman@provationmedical.com

Robert Dekker
Director of Communications
+1 610-234-4533
robert.dekker@wolterskluwer.com

Wolters Kluwer Contact:
Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
+31 20 6070 407
ir@wolterskluwer.com

Allscripts Contacts:

Dan Michelson
Chief Marketing Officer
+1 312-506-1217
dan.michelson@allscripts.com

Todd Stein
Senior Manager/Public Relations
+1 312-506-1216
todd.stein@allscripts.com

PROCESSED
JAN 26 2007
THOMSON
FINANCIAL

SUPPL

Allscripts and Wolters Kluwer Health Announce Agreement to Deliver Clinical Information to Physicians

Agreement to Create Custom Content for Electronic Health Record Solutions

PHILADELPHIA, PA and CHICAGO, IL - January 23, 2007 - Allscripts (Nasdaq: MDRX), the leading provider of clinical software, connectivity and information solutions that physicians use to improve healthcare, and Wolters Kluwer Health, a leading global provider of medical and drug information services and content to physicians, today announced a multi-year agreement to deliver Wolters Kluwer Health's industry-leading clinical content to users of Allscripts Electronic Health Record solutions.

Under the agreement, which expands an existing alliance between the two companies, Wolters Kluwer Health will work closely with Allscripts and its clients to develop customized clinical content including customizable documentation templates, order sets, care plans and best practices for use in the TouchWorks™ and HealthMatics® Electronic Health Record solutions and other Allscripts applications. This will enable physicians using Allscripts solutions to document patient care using information appropriate to their area of specialty, including the latest scientific and clinical information about drug therapies, and established best practices to support safe and effective clinical decisions.

"Physicians have come to appreciate and rely upon the electronic delivery of clinical information at the point of care," said Jeff McCaulley, President and Chief Executive Officer of Wolters Kluwer Health. "Our partnership with Allscripts will deliver on the promise of clinical decision support for the benefit of physicians and their patients."

Additionally, the agreement enables Allscripts to offer clients integration between Allscripts applications and Wolters Kluwer Health's products, such as ClinicalResource@Ovid, the most comprehensive and trusted source of scientific and clinical information about drug therapies and evidence-based treatment guidelines to support clinical decisions. ClinicalResource@Ovid is an online tool that provides quick

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answers to clinical questions. It includes evidence-based diagnosis and treatment guidelines (Clin-eguide); expert-authored disease monographs (5-Minute Consult Database) describing nearly 800 unique medical conditions; browser-based drug information (Facts & Comparisons), access to the National Library of Medicine's online database of peer-reviewed, evidence-based academic journals via MEDLINE; patient handouts covering over 4,000 medical conditions, procedures and treatments and over 6,000 drug products (MedFacts), and online access to the National Guideline Clearinghouse of best practices.

"Our vision at Allscripts has always been that using the Electronic Health Record to simply automate what physicians do was only the first step," said Glen Tullman, Chief Executive Officer of Allscripts. "While that is an important objective, the real transformation will come when we begin providing Just Right, Just In Time Information® - for or example, on best practices, on clinical trials relevant to a patient, or on the latest drug therapy - that enables physicians to provide higher quality care more cost-effectively. Our vision is the equivalent of Bloomberg to a stock trader -- they wouldn't trade without it and soon physicians won't see patients without the quality and insight offered by the information Wolters Kluwer Health will provide. This will take Electronic Health Records and Healthcare to a new level and fundamentally change the competitive landscape for organizations that don't have it."

The agreement will initially integrate Wolters Kluwer Health content into TouchWorks Version 11, the latest and most advanced version of the leading ambulatory Electronic Health Record, and will be rapidly extended to other Allscripts product lines.

About Wolters Kluwer Health

Wolters Kluwer Health (Conshohocken, PA), a division of Wolters Kluwer, is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons; electronic information providers, such as Ovid Technologies, Medi-Span and ProVation; and pharmaceutical information providers Adis International and Source®. For more information, visit www.wkhealth.com.

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

About Allscripts

Allscripts is the leading provider of clinical software, connectivity and information solutions that physicians use to improve healthcare. The Company's business groups provide unique solutions that inform, connect and transform healthcare. The Clinical Solutions Group's award-winning software applications include electronic health record, practice management, e-prescribing, document imaging, emergency department and care management solutions. Additionally, Allscripts provides clinical product education and connectivity solutions for physicians and patients through its Physicians Interactive™ Group and medication fulfillment services through its Medication Services Group. To learn more, visit Allscripts on the Web at www.allscripts.com.

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers, and competitors, technological developments, the implementation and execution of new ICT systems or outsourcing, legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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